                      September 3, 2010

VIA EDGAR AND
OVERNIGHT MAIL

United States Securities
   and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, D.C.  20549
Attention:  Carl Hiller
                   Branch Chief

Re:	Bluewave Group, Inc.
Form 8K Filed August 31, 2010
File No. 000-53804

Dear Mr. Hiller:

Thank you for your September 2, 2010 letter regarding Bluewave Group, Inc. (“Bluewave”).  In order to assist you in your review of Form 8K, we hereby submit a letter responding to the comments.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Form 8-K

1.           We note your disclosure stating that there were no disagreements with your former accountants. However, within their letter filed as Exhibit 16 your former accountants state that they disagree with your disclosure pertaining to their dismissal and identify several unresolved matters of accounting principles.

United States Securities and
  Exchange Commission
September 3, 2010

Please identify the particular aspects of your disclosure with which your former accountants disagree and if these concern the unresolved matters of accounting principles or other related events tell us why you have not disclosed the information in the Form 8-K as would ordinarily be required to comply with Item 304(a)(1)(iv) and (v) of Regulation S-K.

Please revise the disclosures in your Form 8-K as necessary to comply with this guidance. Once the disclosure issues have been resolved, we expect you will also need to obtain and file an updated letter from your former accountants.

Response:  The Company continues to believe that it had no disagreements with its former accountants, but rather a problem with their lack of attention to the Company and personality issues with their senior staff member.  Please note that the present management has only been in their positions with the Company since the change of control in October 2009.  The predecessor owners of the Company had retained Moore & Associates, Chartered (“Moore & Associates”) as its auditors.  The present management had decided to continue to retain Moore & Associates because it was advised that Moore & Associates had all of the company’s past data and knowledge of its history.  For that same reason, when Moore & Associates was no longer able to perform audit services,   the Company retained Seale and Beers, CPAs (“Beers”).  The Company had been advised that Seale was the successor to Moore & Associates and had it had all of the records that Moore & Associates had and even some of its employees. Unfortunately, this was not the case.

It did not become apparent until recently that Beers did not have any of the documents that the Company believed it had nor did it have any knowledge of its history.  This became apparent when Beers recently requested several documents from the Company regarding past transactions that the Company was shocked to find out they did not already have. To make matters worse, the individual assigned as the primary contact person with the company was an associate still in school, not a seasoned professional.  The Company continued with Beers until recently because it felt trapped in that it had a 10-K due and it did not want to file late.  Once the 10-K was not filed on time and it became obvious to the Company and its advisors that Beers did not have the documentation it represented that it had nor the work ethic that the Company felt was needed to compete this job, the Company felt it had no choice but to terminate Beers. Beers never made the Company aware that as part of the special investigation conducted by the PCAOB and released on July 2, 2010 that they had been sighted for significant audit deficiencies regarding the clients they acquired from Moore and Associates.  If the Company was made aware that Beers was under investigation by the PCAOB, the Company would have terminated the relationship immediately.

United States Securities and
  Exchange Commission
September 3, 2010

In addition, the Company, its outside accountant and its attorneys found Beers very difficult to work with.   On several occasions Beers himself refused to consult with the Company and its outside accountant about matters that it inquired about and was vague and unhelpful when the Company sought his guidance.  In addition, Beers repeatedly requested that documents that had been previously sent to him be sent again.   When updates as to outstanding items  were requested from Beers, he refused to provide updated lists and instead circulated the same list that had been forwarded weeks prior which made it difficult to determine  which matters were unresolved and which matters had been resolved.  Despite all of the forgoing, at no time did the Company and Beers have a disagreement over the treatment of accounting issues.

On several occasions we provided Beers with support for the open items with them and Beers refused to address if any accounting adjustments were necessary.  The issues that were listed by Beers have fully addressed with our new auditors and they agree with our accounting treatment.

2.           Tell us why your former accountants were unable to complete the audit of your financial statements prior to their dismissal, and identify the individual(s) within your company that recommended their dismissal along with their reasons.

Response:  Please see the response to Question number 1.  In addition to our Chief Executive Officer, dismissal of Beers was recommended by our accountant who keeps our books and records as well as our attorneys.

3.           We note you are delinquent in filing your Form 10-K for the fiscal year ended April 30, 2010.  Tell us the reasons you have not filed this report, the steps you are taking to resolve these matters, and the timeframe for completion.

Response:  Please see our response to question number 1.  We are currently in the process of completing the Form 10-K with our new auditors, who have been responsive and seem to be working diligently toward completing their audit in a timely manner.

* * *

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and
  Exchange Commission
September 3, 2010

If you have any questions or need additional information, please contact the undersigned at (212) 907-6457 or (561) 237-0804.

Sincerely,

/s/ Hank Gracin

Hank Gracin